UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-6682
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HASBRO, INC. RETIREMENT SAVINGS PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02862-1059

HASBRO, INC. RETIREMENT SAVINGS PLAN
Financial Statements and Exhibits
Years Ended December 31, 2025 and 2024

I.	Financial Statements
	The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Plan Benefits as of December 31, 2025 and 2024	2
	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2025 and 2024	3
	Notes to Financial Statements	4
	Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

II.	Exhibits
23.1	Consent of Independent Registered Public Accounting Firm
Other schedules are omitted as the required information is not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Hasbro, Inc. Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the years ended December 31, 2025 and 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

Providence, Rhode Island
June 23, 2026

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Cash and cash equivalents (Note 8)	$2,388,785	$2,228,550
Investments, at fair value (Note 8)	1,048,177,158	933,739,474
Fully benefit-responsive investments, at contract value (Note 3)	42,989,348	46,528,721
Total investments and cash and cash equivalents	1,093,555,291	982,496,745

Receivables:
Employer contributions	10,272,001	6,460,527
Due from brokers for securities sold	118,818	112,514
Notes receivable from participants	5,327,681	5,553,697
Total receivables	15,718,500	12,126,738
Total assets	1,109,273,791	994,623,483

Liabilities
Payables for securities purchased	414,545	104,456
Accrued expenses	151,082	167,009
Total liabilities	565,627	271,465

Net assets available for plan benefits	$1,108,708,164	$994,352,018

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Additions
Investment income:
Net appreciation in fair value of investments	$167,728,183	$149,474,849
Dividends and interest	6,449,736	6,222,519
Total investment income	174,177,919	155,697,368

Interest income on notes receivable from participants	402,462	354,674

Contributions:
Participant contributions	32,682,135	30,961,189
Employer contributions	29,404,455	24,253,465
Participant rollovers	8,776,555	7,494,458
Total contributions	70,863,145	62,709,112
Total additions	245,443,526	218,761,154

Deductions
Termination, withdrawal, and retirement payments directly to participants	130,851,428	174,173,403
Administrative expenses	235,952	213,934
Total deductions	131,087,380	174,387,337

Net increase before Plan transfer	114,356,146	44,373,817
Net transfer of assets into Plan (Note 9)	—	1,919,898
Net increase	114,356,146	46,293,715

Net assets available for plan benefits:
Beginning of year	994,352,018	948,058,303
End of year	$1,108,708,164	$994,352,018
See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(1)    Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a) General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company," "Plan Administrator," or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.
Fidelity Management Trust Company (“the Trustee”) serves as Trustee and Recordkeeper of the Plan.
(b) Contributions
Eligible employees may contribute up to 75% of their eligible pay, limited to an annual maximum of $23,500 in 2025 and $23,000 in 2024. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period.
The Company may also make a discretionary annual contribution after the close of each year, which is targeted at 3% of eligible pay. Discretionary contributions totaling $10,272,001 and $6,460,527 were made for plan years 2025 and 2024, respectively.
All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions". Catch-up contributions may be made up to an additional $7,500 in 2025 and 2024.
Additionally, in accordance with the SECURE 2.0 Act, as of January 1, 2025 an increased catch-up contribution limit applies for all eligible employees attaining ages 60 - 63 during the calendar year. This increased limit allows for additional deferrals, referred to as “super catch-up contributions”, to be made in an amount up to an additional $11,250 (rather than the $7,500 noted above).
(c) Vesting
All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.
(d) Forfeitures
The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $227,624 and $671,771 in 2025 and 2024, respectively. There were no forfeited account balances as of December 31, 2025 and 2024.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(e) Payment of Benefits
Payments to participants may be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts excluding the discretionary annual company contribution and the transition contribution sources in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to an IRS imposed 10% early distribution penalty.
(f) Notes Receivable from Participants
The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.
(2)    Summary of Accounting Policies
(a) Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.
(b) Investments
Investments are stated at fair value with the exception of the Plan’s fully benefit-responsive investment contracts which are stated at contract value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.
Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.
Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.
(c) Notes Receivable from Participants
Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(d) Contributions
Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2025 and 2024, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s discretionary annual contribution for 2025 and 2024 was paid to the Plan subsequent to the end of the Plan year and was recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at December 31, 2025 and December 31, 2024.
(e) Payments of Benefits
Benefits are recorded when paid.
(f) Administrative Expenses
The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. These expenses are paid by the Plan participants equally. Other costs of administration are paid for by the Plan Administrator.
(3)    Investment Information
Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment options are selected by the Plan’s Investment Committee (which is comprised of members of management, established by the Board to monitor the Plan’s investment options and evaluate performance). At December 31, 2025, investment funds offered by the Plan included the following nationally traded mutual funds and commingled funds:

Mutual Fund	Commingled Funds
Dodge & Cox Stock Fund	Boston Trust SMID Cap Fund
BTC ACWI ex-US IMI Index Fund
BTC Equity Index Fund
BTC Lifepath Retirement
BTC Lifepath 2030
BTC Lifepath 2035
BTC Lifepath 2040
BTC Lifepath 2045
BTC Lifepath 2050
BTC Lifepath 2055
BTC Lifepath 2060
BTC Lifepath 2065
BTC Russell 2500 Index Fund
BTC US Debt Index NL Fund
Eaton Vance Collective Investment Trust High Yield Fund
Fidelity Growth Company Pool
LS Core Plus Trust Fund Class B
MFS Institutional International Equity Fund

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund, which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short-term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $16,679,744 and $12,242,808 as of December 31, 2025 and 2024, respectively.
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio. The synthetic GICs are comprised of wrapper contracts and underlying investments.
The Company enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The JP Morgan Stable Asset Fund and the wrapper contracts purchased are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
The synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2025 and 2024 are summarized below:

	Major Credit Rating	Investments at Contract Value
December 31, 2025
Transamerica Premier Life Insurance Company	A+	$10,735,080
Pacific Life Insurance Company	A+	10,747,737
Voya Insurance and Annuity Co.	A+	10,753,431
Metropolitan Life Insurance Company	A+	10,753,100
All Contracts		$42,989,348

December 31, 2024
Transamerica Premier Life Insurance Company	A+	$11,621,469
Pacific Life Insurance Company	AA-	11,632,705
Voya Insurance and Annuity Co.	A+	11,637,702
Metropolitan Life Insurance Company	AA-	11,636,845
All Contracts		$46,528,721

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
(4)    Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee and Recordkeeper, and, therefore, qualify as party-in-interest transactions. The Plan had 2,426,404 and 2,914,963 units of the Fidelity Growth Company Pool commingled fund valued at $215,197,810 and $206,204,464, respectively, as of December 31, 2025 and 2024. The Plan also had cash and cash equivalents in the Fidelity Short-term Investment Fund of $2,388,785 and $2,228,550, respectively, as of December 31, 2025 and 2024. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock, the Plan Sponsor. The Plan had 193,775 and 206,986 shares of Hasbro, Inc. common stock valued at $15,889,550 and $11,572,587, respectively, as of December 31, 2025 and 2024. These transactions qualify as exempt party-in-interest transactions.
(5)    Plan Termination
Upon termination of the Plan and trust, each participant thereby affected shall be entitled to receive the full value of the participant’s vested account balance in accordance with the terms of the Plan as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.
Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.
(6)    Risks and Uncertainties
The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.
(7)    Federal Income Taxes
The Internal Revenue Service issued a determination letter on July 19, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the effective date of the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes is included in the Plan’s financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(8)    Fair Value Measurements
The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted or published market prices, or published net asset values for alternative investments in funds similar to mutual funds, in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted or published prices for similar assets or liabilities, quoted or published prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025
Cash and Cash Equivalents	$2,388,785	$2,388,785	$—	$—
Hasbro, Inc. Common Stock	15,889,550	15,889,550	—	—
Mutual Funds	55,147,288	55,147,288	—	—
Commingled Funds	977,140,320	977,140,320	—	—
Total Cash, cash equivalents and Investments	$1,050,565,943	$1,050,565,943	$—	$—

December 31, 2024
Cash and Cash Equivalents	$2,228,550	$2,228,550	$—	$—
Hasbro, Inc. Common Stock	11,572,587	11,572,587	—	—
Mutual Funds	56,228,824	56,228,824	—	—
Commingled Funds	865,938,063	865,938,063	—	—
Total Cash, cash equivalents and Investments	$935,968,024	$935,968,024	$—	$—
Cash and cash equivalents are held in a money market fund valued using published quotes.
Hasbro, Inc. Common Stock is valued at the composite closing price reported on The Nasdaq Global Select Market.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
Mutual Funds and Commingled Funds are valued at the published market price as reported by the fund and are redeemable on a daily basis. The quoted market prices represent the net asset value (“NAV”) of shares held by the plan at year-end.
The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. For the years ended December 31, 2025 and 2024, there were no changes in the fair value hierarchy methodology and no transfers of assets between levels within the fair value hierarchy.
(9)    Plan Merger
On December 26, 2023, the Entertainment One 401(k) was terminated with the sale of the Plan Sponsor’s eOne film and television business. As part of the termination, the Entertainment One 401(k) plan was converted into the Plan. In March 2024, the Entertainment One 401(k) Plan transferred its assets into the Plan. Total assets transferred from the Entertainment One 401(k) Plan were $1,919,898. There were no transfers into the plan in 2025.
(10)    Subsequent Events
Subsequent events have been evaluated through June 23, 2026, the date the financial statements were issued.
(11)    Reconciliation of Financial Statements to Form 5500
The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024.

	2025	2024
Net assets available for plan benefits per financial statements	$1,108,708,164	$994,352,018
Employer contributions receivable	(10,272,001)	(6,460,527)
Accrued administrative expenses	113,153	107,500
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(1,467,407)	(2,982,545)
Net assets available for plan benefits per Form 5500	$1,097,081,909	$985,016,446

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
The following is a reconciliation of the net increase in net assets available for plan benefits before Plan transfer per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024.

	2025	2024
Net increase in net assets available for plan benefits per financial statements	$114,356,146	$44,373,817
Prior year employer contributions receivable	6,460,527	9,995,343
Prior year accrued administrative expenses	(107,500)	(99,355)
Prior year adjustment from contract value to fair value for fully-benefit responsive contracts	2,982,545	3,255,802
Current year employer contributions receivable	(10,272,001)	(6,460,527)
Current year accrued administrative expenses	113,153	107,500
Current year adjustment from contract value to fair value for fully-benefit responsive contracts	(1,467,407)	(2,982,545)
Net increase in net assets available for plan benefits per Form 5500	$112,065,463	$48,190,035

HASBRO, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

	Mutual Fund
	Dodge & Cox Stock Fund	3,324,128 shares in registered investment company	$55,147,288

	Commingled Funds
*	Fidelity Growth Company Pool	2,426,404 units in common collective trust	215,197,810
	BTC Equity Index Fund	2,108,669 units in common collective trust	132,185,729
	BTC Lifepath 2050	2,334,375 units in common collective trust	97,087,137
	BTC Lifepath 2045	2,142,153 units in common collective trust	83,394,446
	BTC Lifepath 2040	2,198,060 units in common collective trust	78,252,270
	BTC Lifepath 2035	2,222,616 units in common collective trust	71,190,376
	BTC Lifepath 2055	1,575,211 units in common collective trust	67,685,240
	BTC Lifepath 2030	1,852,596 units in common collective trust	52,715,793
	BTC Russell 2500 Index Fund	1,296,730 units in common collective trust	50,413,615
	MFS Institutional International Equity Fund	1,455,917 shares in common collective trust	33,209,471
	BTC Lifepath Retirement	1,034,185 units in common collective trust	22,171,476
	LS Core Plus Trust Fund Class B	1,230,937 units in common collective trust	16,531,468
	BTC ACWI Ex-US IMI Index Fund	533,619 units in common collective trust	15,130,501
	BTC Lifepath 2060	508,559 units in common collective trust	14,864,672
	Eaton Vance Collective Investment Trust High Yield Fund	1,227,836 units in common collective trust	13,015,059
	BTC Lifepath 2065	370,123 units in common collective trust	7,392,656
	BTC US Debt Index NL Fund	318,832 units in common collective trust	4,062,241
	Boston Trust SMID Cap Fund	190,777 units in common collective trust	2,640,360

	Synthetic Guaranteed Investment Contracts (JP Morgan Stable Asset Fund)
	Metropolitan Life Insurance Company	Synthetic Guaranteed Investment Contract	10,387,761
	Voya Retirement Insurance and Annuity Company	Synthetic Guaranteed Investment Contract	10,387,050
	Pacific Life Insurance Company	Synthetic Guaranteed Investment Contract	10,380,906
	Transamerica Premier Life Insurance Company	Synthetic Guaranteed Investment Contract	10,366,226

	Common Stock
*	Hasbro Stock Fund	193,775 shares of Hasbro, Inc. common stock	15,889,550

	Cash and Cash Equivalents
*	Fidelity STIF	Cash and cash equivalents	2,388,785

	Investments and Cash and Cash Equivalents		1,092,087,886

*	Notes Receivable from Participants	341 loans with interest rates from 3.25% to 8.5% and maturity dates from 2026 to 2035	5,327,681
	Total Investments		$1,097,415,567
* Denotes party-in-interest.
Column (d) representing cost information is not required for participant-directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hasbro, Inc. Retirement Savings Plan
/s/ Gina Goetter
Date: June 23, 2026	Gina Goetter
Chief Financial Officer and Chief Operating Officer (Duly Authorized Officer and Principal Financial and Principal Accounting Officer)